

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2021

Mark Spurbeck
Chief Financial Officer
Peabody Energy Corporation
701 Market Street
St. Louis, Missouri 63101

       Re: Peabody Energy Corporation
           Form 10-K for Fiscal Year ended December 31, 2020
           Filed February 23, 2021
           File No. 001-16463

Dear Mr. Spurbeck:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

From 10-K for Fiscal Year ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 74

1.   We note that during the fourth quarter of 2020 and the first quarter of 2021, you entered into a series of interrelated agreements with your surety bond providers, the revolving lenders under credit agreement and certain holders of your senior secured notes to extend a significant portion of your near-term debt maturities to December 2024 and to stabilize collateral requirements for your existing surety bond portfolio. Separately, comments attributed to your CEO as part of the earnings call on February 4, 2021 indicate that you were at risk of breaching a key financial covenant based on fourth quarter 2020 results. Revise to clearly disclose whether you are in compliance with all financial covenants. Your revised disclosure should address the actual or reasonably likely effects of compliance or non-compliance with the financial covenants on your financial condition and liquidity. Refer to section IV.C. of SEC Interpretive Release No. 33-8350.

Financial Statements
Notes to Consolidated Financial Statements
(10) Income Taxes, page F-33

2.   We note the valuation allowance of $2,068.4 million at December 31, 2019 increased by $218.9 million to $2,287.3 million at December 31, 2020. However, the increase to the valuation allowance is $410.1 million in the table reconciling the expected statutory federal income tax expense (benefit) to the income tax provision. Please explain the difference in these amounts.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation